nexxen VOTE

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Online
Go to **www.investorvote.com/NEXN** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/NEXN

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

2025 Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

A Proposals — The Board of Directors recommend a vote FOR the re-election of all directors and FOR Proposals 2 – 5.

1. RE-ELECTION OF THE DIRECTORS. To re-elect the directors of the Company to hold office until the close of the general meeting of Shareholders in 2026.

	For	Against	Abstain
a. Christopher Stibbs, Non-executive Director	☐	☐	☐
b. Neil Jones, Non-executive Director	☐	☐	☐
c. Norm Johnston, Non-executive Director	☐	☐	☐
d. Daniel Kerstein, Non-executive Director	☐	☐	☐
e. Lisa Klinger, Non-executive Director	☐	☐	☐
f. Joanna Parnell, Non-executive Director	☐	☐	☐
g. Rhys Summerton, Non-executive Director	☐	☐	☐
h. Ofer Druker, Executive Director	☐	☐	☐

	For	Against	Abstain
2 RE-APPOINTMENT AND COMPENSATION OF INDEPENDENT AUDITORS To approve and ratify of the re-appointment and compensation of Somekh Chaikin, Member Firm of KPMG International, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.	☐	☐	☐
3. INCREASE IN SHARE RESERVE UNDER EQUITY COMPENSATION PLANS To approve an increase to the share reserve under the Company's equity compensation plans.	☐	☐	☐
4. APPROVAL OF CHIEF EXECUTIVE OFFICER COMPENSATION To approve the compensation package of the Company's Chief Executive Officer.	☐	☐	☐
5. APPROVAL OF NON-EXECUTIVE DIRECTOR COMPENSATION ARRANGEMENTS To approve the compensation arrangements for the Company's non-executive directors.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 JNT

1 U P X 6 7 0 3 8 3

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

047R9B

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder voting on Item 4 is deemed to confirm that it does not have a "personal interest" and is not a "controlling shareholder", unless notice has been provided. Any such notice must be submitted in writing to the attention of the Company's Chief Legal Officer by 11:59 p.m. EDT on December 29, 2025, at the Company's registered office: 82 Yigal Alon Street, Tel Aviv 6789124, Israel.

The 2025 Annual Meeting of Shareholders of Company Name will be held on Tuesday December 30, 2025 at 3:30 p.m. Israeli Time

To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: www.investorvote.com/NEXN

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/NEXN

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

Nexxen International Ltd.

Notice of 2025 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — December 30, 2025

Ofer Druker, Sagi Niri and Amy Rothstein, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of NEXXEN INTERNATIONAL LTD. to be held on December 30, 2025 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the re-election of the Board of Directors and FOR items 2-5.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.